HSBC Sustainable Structured Investments Client Guide to the S&P 500® ESG Index ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-223208 June 30, 2020

HSBC Quick Facts S&P 500® ESG Index The broad-based U.S. index that prioritizes Environmental, Social, and Governance (ESG) factors The increased focus on Socially Responsible Investing is generating a growing number of investors who want to align their personal values with their investments. The S&P 500 ESG Index is designed to meet this complex demand. The S&P 500 ESG Index is constructed for the core of an equity portfolio, unlike many ESG indices which are thematic or narrow in their focus. The S&P 500 ESG Index Index Objectives Benchmark Create an index with similar risk/return profile as other benchmark equity indexes, such as the S&P 500 Exclude Remove companies that do not meet ESG Values as set out by the UN Global Compact and the S&P Values scoring Connect Provide investors with an investable index that aligns their socially responsible needs with their financial goals Hypothetical & Historical Comparison Data: S&P 500 ESG Index & S&P 500 S&P 500 S&P 500 ESG Index Hypothetical Annualized Price Returns as of 3/31/2020 Five-year 24.99% 27.68% Three-year 9.39% 12.40% One-year -8.81% -6.27% Price Return Data, as of March 31, 2020. Source: Bloomberg L.P. and HSBC The fifigures in the table above are based on the hypothetical back-tested performance of the S&P 500 ESG Index from one, three and five years prior to January 28, 2019 and the historical performance of the S&P 500 ESG Index from January 29, 2019 to March 31, 2020. The S&P 500 ESG Index has been calculated by S&P Dow Jones Indices LLP only since January 28, 2019. The hypothetical back-tested performance of the S&P 500 ESG Index was calculated using the selection criteria and methodology employed to calculate the Index since its inception on January 28, 2019. The hypothetical back-tested S&P 500 ESG Index data only reflects the application of that methodology in hindsight, since the Index was not actually calculated and published prior to January 28, 2019. The hypothetical back-tested data cannot completely account for the impact of financial risk in actual trading. There are numerous factors related to the equities markets in general that cannot be, and have not been, accounted for in the hypothetical back-tested S&P 500 ESG Index data, all of which can affect actual performance. Consequently, you should not rely on that data as a reflection of what the actual S&P 500 ESG Index performance would have been had the S&P 500 ESG Index been in existence or in forecasting future S&P 500 ESG Index performance. Any hypothetical or actual historical upward or downward trend in the level of the S&P 500 ESG Index during any period shown is not an indication that the level of the S&P 500 ESG Index is more or less likely to increase or decrease at any time.

# The S&P 500 ESG Index
## Scoring & Construction

The majority of ESG scores available on the market are skewed toward rewarding companies that simply report on ESG issues. The S&P DJI scoring goes deeper to include data on material and underreported topics that are important to socially conscious investors, such as corporate lobbying, tax avoidance, and board diversity.

## Where does a company's ESG score come from?

### Constituent ESG Score

1. Each company is assigned an industry group by SAM*, and then given a Corporate Sustainability Assessment questionnaire based upon their industry group.
2. The company receives a score for each category; Environmental, Social and Governance. These factors are weighted depending on the company's industry.
3. These three ESG factor scores are aggregated to create the company's Total Score.
4. The company's inclusion in, or exclusion from, the index is based in part on the Total ESG score within its industry.

## The S&P 500 ESG Index constituents are selected from the eligible universe through a three step process

### Eligible Universe

**Automatic Exclusions**

Companies with certain business activities and/or those disqualified by United Nations Global Compact (UNGC) Scores

**Scoring Exclusions**

Those in the bottom 5% of the UNGC scoring or in the bottom 25% S&P ESG scoring

1. Sort constituents, within their industry group, according to ESG score
2. Beginning with the constituent earning the highest ESG score, select the top 75% of companies by market capitalization in order of decreasing ESG score
3. Balance constituent's and industry group's weightings to closely reflect the S&P 500's composition

### Final Index

**Rebalancing**

The index rebalances annually after the close of the last business day in April, with the last trading day in March as the rebalancing reference date

**Constituent Weighting**

Index constituents are weighted by float-adjusted market capitalization

*RobecoSAM (SAM) is an international asset management firm that has been offering in-house ESG-themed asset management, corporate sustainability assessments, and sustainability indices and benchmarking since 1995

Important Information This brochure is for informational purposes only and intended to provide a general overview of the S&P 500® ESG Index and does not provide the terms of any specific issuance of structured investments. Prior to any decision to invest in a specific structured investment, investors should carefully review the disclosure documents for such issuance which contains a detailed explanation of the terms of the issuance as well as the risks, tax treatment and other relevant information. HSBC Bank USA, N.A. and HSBC USA Inc., are members of the HSBC Group. Any member of the HSBC Group may from time to time underwrite, make a market or otherwise buy and sell, as principal, structured investments, or together with their directors, officers and employers may have either long or short positions in the structured investments, or stocks, commodities or currencies to which the structured investments are linked, or may perform or seek to perform investment banking services for those linked assets mentioned herein. Prior to investing in any debt obligation issued by HSBC USA Inc. or HSBC Bank USA, N.A. or any certificate of deposit issued by HSBC Bank USA, N.A., you should carefully review the related disclosure document to understand the risks related to the debt obligation or certificate of deposit and the specific issuer. This brochure discusses a number of different HSBC entities and you should fully inform yourself about the specific HSBC issuer prior to making any investment in its debt obligations. HSBC Holdings plc, HSBC North America Holdings Inc. and other affiliated entities are not liable for any of the obligations of HSBC USA Inc. or HSBC Bank USA, N.A. HSBC has filed a registration statement (including a prospectus and prospectus supplement) with the Securities and Exchange Commission for any offering to which this free writing prospectus may relate. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and any related offering. You may get these documents for free by visiting EDGAR on the SEC’s web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in the related offering will arrange to send you the prospectus and prospectus supplement if you request them by calling toll-free 1-866-811-8049. Any historical performance information included in this document prior to January 28, 2019 represents only hypothetical historical results. No representation is being made that the S&P 500® ESG Index will achieve a performance record similar to that shown. In fact, there may often be sharp differences between hypothetical performance and actual performance. Back-testing and other statistical analysis material provided to you in connection with the explanations of the potential returns associated with an investment in the S&P 500® ESG Index use simulated analysis and hypothetical assumptions in order to illustrate the manner in which the S&P 500® ESG Index may have performed in periods prior to the actual existence of the S&P 500® ESG Index. Alternative modelling techniques or assumptions may produce different hypothetical information that might prove to be more appropriate and that might differ significantly from the hypothetical information set forth above. The results obtained from “back-testing” information should not be considered indicative of actual results that might be obtained from an investment or participation in a financial instrument or transaction referencing the S&P 500® ESG Index. You should not place undue reliance on the “back-testing” information, which is provided for illustrative purposes only. HSBC provides no assurance or guarantee that the S&P 500® ESG Index will operate or would have operated in the past in a manner consistent with the results presented in these materials. Hypothetical back-tested results are neither an indicator nor a guarantee of future returns. Actual results will vary, perhaps materially, from the analysis implied in the hypothetical information. You should review and consider the hypothetical information only with the full S&P 500® ESG Index methodology. HSBC operates in various jurisdictions through its affiliates, including, but not limited to, HSBC Securities (USA) Inc., member of NYSE, FINRA and SIPC. © 2020 HSBC USA Inc. All rights reserved. PRINTED ON RECYCLED PAPER PRINTED ON RECYCLED PAPER